CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2025
(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Expressed in thousands of United States dollars (Unaudited)

As at	Note	March 31, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents		$10,400	$14,521
Receivables, prepaids and other assets	7	5,442	1,733
Inventories	8	21,415	11,087
Gold stream derivative asset	9	22	33
Total current assets		37,279	27,374
Inventories	8	12,865	9,711
Other assets	7	246	235
Restricted cash	6(a)	3,261	-
Mining interest, plant and equipment	10	75,685	69,762
TOTAL ASSETS		$129,336	$107,082
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	11	$12,790	$14,798
Royalty agreement settlements	6(b)	1,000	-
Term loans and derivative liabilities	12	610	1,803
Total current liabilities		14,400	16,601
Accrued liabilities	11	1,202	1,165
Provision for reclamation and rehabilitation	13	18,932	4,363
Deferred income taxes		3,224	3,224
Term loans and derivative liabilities	12	4,872	4,806
Total liabilities		42,630	30,159
Shareholders' equity
Share capital	14	122,682	121,778
Contributed surplus	14	15,873	16,321
Accumulated other comprehensive income		3,348	2,837
Deficit		(55,197)	(64,013)
Total shareholders' equity		86,706	76,923
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$129,336	107,082

Events after the reporting period (Note 22) Contingency (Note 6)
Commitment (Note 10 (b))

Approved by the Board of Directors on May 27, 2025

"John Hick", Audit Committee Chair	"Akiba Leisman", Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME Expressed in thousands of United States dollars, except per share amounts (Unaudited)
For the three months ended		March 31,	March 31,
	Note	2025	2024
Revenue		$31,775	$19,162
Production services revenue	9 & 15(c)(ii)	13	49
		31,788	19,211
Cost of sales
Production costs		(13,404)	(7,950)
Depreciation, depletion and amortization		(1,601)	(2,198)
		(15,005)	(10,148)
Gross profit		16,783	9,063
Exploration and evaluation expenses		(1,530)	(696)
General and administrative expenses	18	(1,701)	(1,794)
Other income (expense)
Accretion and interest expense	19	(282)	(131)
Change in fair value of derivative liability	12(b)(c)	(269)	(375)
(Loss) gain on gold stream derivative asset	9	(11)	10
Loss on settlement of reclamation liability	13(b)	-	(94)
Foreign exchange loss		(520)	(87)
Interest income		4	13
Income before income taxes		12,474	5,909
Income tax expense		(3,050)	(560)
Income for the period		$9,424	$5,349
Other comprehensive income
Income for the period		9,424	5,349
Items subject to reclassification into statement of income:
Foreign currency translation adjustment		511	94
Other comprehensive income for the period		511	94
Comprehensive income for the period		$9,935	$5,443
Basic income per common share		$0.12	$0.08
Diluted income per common share		$0.12	$0.08
Weighted average common shares outstanding - basic (thousands)		79,062	65,711
Weighted average common shares outstanding - diluted (thousands)		80,688	67,010

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY Expressed in thousands of United States dollars (Unaudited)

	Number of shares (000s)	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
Balance at December 31, 2023	65,551	$87,869	$12,552	$1,324	$(81,117)	$20,628
Shares cancelled (NCIB)	(118)	(152)	-	-	(59)	(211)
Shares issued on exercise of options	287	472	(127)	-	-	345
Common shares issued on RSU vesting	30	74	(74)	-		--
Common shares issued to settle reclamation liability	297	460	-	-	-	460
Capital contribution (Note 12 (a))	-	-	2,050	-	-	2,050
Share-based compensation	-	-	247	-	-	247
Net loss	-	-	-	-	5,349	5,349
Other comprehensive income	-	-	-	94	-	94
Balance at March 31, 2024	66,047	$88,723	$14,648	$1,418	$(75,827)	$28,962
Shares cancelled (NCIB)	(1,879)	(2,499)	-	-	(1,989)	(4,488)
Shares issued on exercise of options	1,480	2,964	(790)	-	-	2,174
Common shares issued on RSU vesting	366	430	(430)	-	-	-
Shares issued on exercise of warrants	4	10	(3)	-	-	7
Common shares, replacement options and warrants issued on the acquisition of Goldsource	13,160	32,049	2,185	-	-	34,234
Common shares issued on DSU vesting	71	101	(101)	-	-	-
Share-based compensation	-	-	775	-	-	775
Capital contribution (Note 12 (a))	-	-	37	-	-	37
Net income	-	-	-	-	13,803	13,803
Other comprehensive income	-	-	-	1,419	-	1,419
Balance at December 31, 2024	79,249	$121,778	$16,321	$2,837	$(64,013)	$76,923
Shares cancelled (NCIB)	(535)	(749)	-	-	(608)	(1,357)
Shares issued on exercise of options	162	558	(234)	-	-	324
Shares issued on exercise of warrants	421	1,095	(361)	-	-	734
Share-based compensation	-	-	147	-	-	147
Net income	-	-	-	-	9,424	9,424
Other comprehensive income	-	-	-	511	-	511
Balance at March 31, 2025	79,297	$122,682	$15,873	$3,348	$(55,197)	$86,706

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in thousands of United States dollars (Unaudited)
For the three months ended	Note	March 31, 2025	March 31, 2024
Operating activities
Income for the period		$9,424	$5,349
Non-cash items:
Accretion and interest expense		280	127
Depreciation, depletion and amortization		1,682	2,241
Lease interest		2	4
Loss on settlement of liability		-	94
Change in fair value of derivative liability		269	375
Loss (gain) on gold stream derivative asset		11	(10)
Interest income (accrued)		(2)	-
Share-based payments		147	246
Unrealized foreign exchange loss		504	93
		$12,317	$8,519
Changes in non-cash working capital	17	(6,130)	(3,284)
Net cash provided by operating activities		6,187	5,235
Investing activities
Acquistion of EG Acquisition LLC, proceeds paid		(6,489)	-
Acquistion of EG Acquisition LLC, cash acquired		346	-
Acquistion of EG Acquisition LLC, transaction costs		(241)	-
Expenditures on mining interest, plant and equipment		(2,391)	(989)
Net cash used in investing activities		$(8,775)	$(989)
Financing activities
Purchase of common shares - NCIB		(1,357)	(211)
Proceeds from exercise of warrants		734	-
Proceeds from exercise of options		324	346
Repayment of Sailfish Silver Loan		(899)	(818)
Repayment of interest on the Revised Wexford Loan		(317)	-
Payment to GR Silver on settlement of ARO		-	(500)
Payments on lease liability		(26)	(25)
Net cash used in financing activities		$(1,541)	$(1,208)
Effect of foreign exchange on cash and cash equivalents		8	(13)
Change in cash and cash equivalents		(4,121)	3,025
Cash and cash equivalents, beginning of the period		14,521	1,498
Cash and cash equivalents, end of period		$10,400	$4,523

Other information
Taxes paid - cash		(5,072)	(558)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

1. NATURE OF OPERATIONS

Mako Mining Corp. ("Mako" or the "Company") was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the British Columbia Corporations Act. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol MKO. The address of the Company's corporate office and principal place of business is Suite 700 - 838 West Hastings Street, Vancouver, BC, V6C 0A6, Canada.

On March 27, 2025, the Company acquired EG Acquisition LLC. (individually, or collectively with its subsidiaries, as applicable, "EGA"), whereby Mako US Corp. acquired all of EGA's issued and outstanding common shares, resulting in the acquisition of the Moss mine, in Arizona, USA (the "Moss Transaction") (Note 6).

On July 3, 2024, the Company acquired Goldsource Mines Inc. (individually, or collectively with its subsidiaries, as applicable, "Goldsource"), whereby Mako acquired all of Goldsource's issued and outstanding common shares, resulting in the acquisition of the Eagle Mountain Property, in Guyana, South America .

Mako is a gold mining and exploration company. The Company's primary asset is the San Albino mine, an open pit mine located in Nicaragua, and the Moss mine, also an open pit operation. In addition to its mining operations, Mako continues to explore its other concessions in Nicaragua, Guyana and the USA.

2. BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), as applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Accordingly, they do not include all the information and notes to the consolidated financial statements required by IFRS Accounting Standards for annual financial statements and should be read in conjunction with the Company's most recent audited consolidated financial statements for the year ended December 31, 2024.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2025.

(b) Basis of presentation

The accounting policies and methods used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the Company's most recent audited consolidated financial statements for the year ended December 31, 2024, except for:

Inventories

Inventory includes work in progress inventory in the form of stockpiled ore, ore in-circuit and heap leach ore inventory, finished goods inventory, and supplies and spare parts.

• Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tonnes through physical surveys and contained ounces through grade reconciliation via the ore control process.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

• Ore in-circuit inventory represents material that is currently being processed to extract the contained gold into a saleable form, typically unrefined doré. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process.

• Heap leach ore inventory represents estimated gold and silver ounces contained in ore that has been placed on the heap leach pad for cyanide irrigation. When ore is placed on the heap leach pad, an estimate of recoverable ounces is made based on tonnage, grade and estimated recoveries of the ore that was placed on the heap leach pad. The estimated recoverable ounces on the heap leach pad are used to determine inventory cost. The estimated recoverable ounces carried on the heap leach pad are adjusted based on actual recoveries being experienced. Actual and estimated recoveries are measured to the extent possible, using various indicators including but not limited to, leach curve recoveries, column tests and current trends in the level of ounces carried on the pad.

• Finished metal inventory consists of gold in doré awaiting refinement, or bullion.

• Supplies and spare parts inventory consist of consumables used in operations, such as fuel, chemicals, reagents and spare parts.

Cost of work in progress inventory and finished goods includes all direct costs incurred in production including mining; crushing, leaching and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment. Inventory costs are charged to production costs on the basis of the quantity of metal sold. Cost of supplies and spare parts inventory include acquisition, freight and other directly attributable costs.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value.

(c) Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances, revenues and expenses have been eliminated upon consolidation.

Subsidiaries are included in the condensed interim consolidated financial statements from the date control is obtained until the date of disposition or until control ceases. Control exists when the Company has exposure or rights to variable returns from its involvement with an entity, and the ability to affect those returns through its power over the entity.

The condensed interim consolidated financial statements of the Company include the following subsidiaries:

Subsidiary	Referred to as	Place of incorporation	Ownership interest	Principal activity
Goldsource Mines Inc.	"Goldsource"	Canada	100%	Parent company to EMGC
Eagle Mountain Gold Corp.	"EMGC"	Canada	100%	Parent company to Stronghold
Stronghold Guyana Inc.	"Stronghold"	Guyana	100%	Holds mineral interest in Guyana, exploration activities; and has a 98% interest in a joint arrangement with Kilroy Mining Inc to operate the Eagle Mountain Gold Project.
Gold Belt, S.A.	"Gold Belt"	Nicaragua	100%	Holds mineral interest in Nicaragua, exploration activities.
Nicoz Resources, S.A.	"Nicoz"	Nicaragua	100%	Gold production. Holds mineral interest in Nicaragua, San Albino and Las Conchitas deposits and exploration activities.
Mako US Corp.	"Mako US"	United States	100%	Service company and parent company to EGA.
EG Acquisition LLC	"EGA"	United States	100%	Parent company to GVC.
Golden Vertex Corp.	"GVC"	United States	100%	Gold production. Holds mineral interest in the USA, the Moss Mine.

The functional currency of EGA and GVC is the United States dollar ("US dollar").

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

3. NEW ACCOUNTING POLICIES AND STANDARDS ADOPTED

There are no new accounting policies and standards adopted since December 31, 2024.

4. RECENT IFRS PRONOUNCEMENTS ISSUED BUT NOT YET EFFECTIVE

The recent IFRS pronouncements issued but not yet effective are consistent with those disclosed in Note 4 of the Company's consolidated financial statements for the year ended December 31, 2024.

5. ESTIMATION UNCERTAINTY AND JUDGMENTS IN APPLYING THE COMPANY'S ACOUNTING POLICIES

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Outlined below are the key areas which require management to make significant judgements, estimates and assumptions in determining carrying values.

Areas where estimation uncertainty have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include:

(a) Estimated mineral resources

Mineral resources are estimates of the amount of metal that can be extracted from the Company's properties, considering both economic and legal factors. The Company estimates the quantity and/or grade of its mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires judgments to interpret the complex geological data. Calculating mineral resources is based upon factors such as estimates of metallurgical recoveries along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral resources may affect the Company's financial position in a number of ways, including:

  asset carrying values may be affected due to changes in estimated future cash flows;
  depreciation charges in the Company's consolidated statement of comprehensive income (loss) may change when such charges are determined by the unit-of-production basis, or when the useful lives of assets change; and
  provision for reclamation liabilities balances may be affected as the estimated timing of reclamation activities is adjusted for changes in the estimated mine life as determined by the available mineral resources.
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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b) Reclamation and remediation provisions

Reclamation and remediation provisions represent the present value of estimated future costs for the reclamation of the Company's mines and properties. These estimates include assumptions as to the cost of services, timing of the reclamation work to be performed, inflation rates, foreign exchange rates and interest rates. The reclamation and closure estimates are more uncertain the further into the future the activities are to be performed.

The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements as new information becomes available and will assess the impact of new regulations and laws as they are enacted. Any changes to assumptions will result in an adjustment to the provision which affects the Company's liabilities and either its mining interest, plant and equipment or statement of income.

(c) Stockpiled ore, ore in-circuit and heap leach ore net realizable value

Management applies significant judgment in developing the NRV of stockpiled ore, ore in-circuit and heap leach ore inventory, including assumptions related to estimated recoverable ounces of gold within stockpiled ore and ore in-circuit inventory, the estimated forecasted gold price per ounce, estimated costs of completion and selling expenses.

(d) Depreciation, depletion and amortization

The Company uses the units of production method to deplete mineral properties and the straight-line method to amortize plant and equipment. The calculation of the unit of production rate and the useful life and residual values of plant and equipment, and therefore the annual depletion and depreciation expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of changes in the Company's mine plans, changes in the estimation of mineral resources and changes in the estimated remaining life or residual value of plant and equipment.

Areas where accounting policy judgements have the most significant effect on the amounts recognized in the consolidated financial statements include:

(e) Exploration versus Development Expenditures

The classification of exploration versus development expenditures requires management to make significant judgements. Exploration expenditures are incurred during the search for mineral resources, while development expenditures relate to preparing identified resources for commercial production.

Judgement is required to determine the point at which exploration activities transition to development activities, which involves assessing factors such as the technical feasibility and commercial viability of extracting the resource. These judgements are made considering the specific circumstances of each project and are reviewed periodically to reflect any changes in economic or operational factors.

These determinations can materially impact the financial statements, as exploration expenditures are expensed as incurred, whereas development expenditures may be capitalized as part of the asset's cost.

(f) Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. During the three months ended March 31, 2025, the Company acquired the Moss mine, which was determined to be a purchase of assets (Note 6).

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(g) Deferred income taxes

The determination of income tax expense and deferred income tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred income taxes or the timing of tax payments.

(h) Impairment of non-current assets

Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company's mineral properties, plant and equipment. External sources of information considered are changes in the Company's economic, legal and regulatory environment, which it does not control, but affect the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the fair value less costs of disposal of cash generating units for impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

6. ACQUISTION OF EG ACQUISITION LLC

On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EGA, acquiring 100% of the issued and outstanding common shares from Wexford EG Acquisition LLC ("Wexford EGA") an entity owned by the Company's controlling shareholder. EGA, is a private corporation incorporated in Delaware and owns 100% of the common shares of GVC, which owns the Moss mine. On completion of the transaction, the Company acquired 100% of the Moss Mine.

The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

Wexford EGA acquired GVC from Elevation Gold Mining Corporation ("Elevation") under a Companies' Creditors Arrangement Act proceeding and related Chapter 15 proceeding in the United States (the "Bankruptcy Process") on December 31, 2024.

The purchase price for the Company's acquisition of EGA is composed of the following:

  $6,489,238 paid on closing of the transactions.
  Transaction costs of $355,664 relating to external legal and advisory fees.
  An additional $1,500,000 cash payment, contingent upon certain ongoing court disputes with respect to net smelter royalties at the Moss mine ("Contingent Consideration") (refer to Contingent Consideration - Royalty agreement settlements below).
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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The total purchase price of $7,844,899, including an estimate of the fair value of the Contingent Consideration is composed as follows:

$
Cash paid on closing	6,489
Moss Transaction costs	356
Fair value of Contingent Consideration (Royalty Agreements settlement) (Note 6 b)	1,000
7,845

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Fair value of net assets acquired and (liabilities) assumed	As at March 27, 2025 $
Cash	346
Prepaid expenses and deposits	401
Inventory	13,139
Restricted cash (Note 6 a)	3,259
Building and equipment	603
Mining interest	5,424
23,172
Less:
Accounts payable and accrued liabilities	(1,067)
Provision for reclamation and rehabilitation	(14,260)
7,845

The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed, including the mining interest, working capital, and the provision for reclamation and rehabilitation. The value of the building, equipment and the mine mining interest was determined based on a discounted cash flow model using a two-year life of mine.

(a) Restricted Cash

The Company maintains restricted cash balances related to collateral security for reclamation bonds. These reclamation bonds are required by regulatory authorities to ensure financial assurance for the Company's future reclamation obligations associated with its mining operations at the Moss mine.

As of March 31, 2025, the total restricted cash held for reclamation bond purposes amounts to $3,261,096, which is classified as non-current on the balance sheet based on the anticipated timing of reclamation activities and bond release conditions.

These funds are held in designated accounts and cannot be used for general corporate purposes unless released by the relevant issuer of the reclamation bond upon fulfillment of specific requirements. The Company continues to monitor and assess its reclamation obligations to ensure compliance with applicable environmental regulations and financial assurance requirements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b) Contingent Consideration - Royalty agreement settlements

The 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation (collectively, the Royalty Holders") are currently being disputed by Elevation as part of the Bankruptcy Process whereby the court is asked to declare the validity of the real property interests asserted by the Royalty Holders ("Royalty Agreements").

Should Elevation be successful in invalidating the Royalty Agreement or if an agreement is reached with the Royalty Holders to terminate Royalty Agreements by December 31, 2025, the Company will pay Elevation $1,500,000.

The purchase price includes an accrual for the settlement of the royalty disputes that arose in connection with the Bankruptcy Process, involving the 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation, which are still before the United States Bankruptcy Court for the District of Arizona.

The fair value of the Contingent Consideration has been determined using the expected value approach in accordance with IFRS 13, Fair value measurements. The Contingent Consideration is recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the Contingent Consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the likelihood of success in vesting away the royalties, and timing of the court settlement. The fair value of the Contingent Consideration was estimated to be $1,000,000.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

7. RECEIVABLES, PREPAIDS AND OTHER ASSETS

As at	March 31, 2025	December 31, 2024
Trade receivable	$3,168	$321
Prepaid expenses	1,021	715
Supplier advances and deposits	991	637
Equity securities	177	-
Other	85	60
	5,442	1,733
Disclosed as non-current:
Prepaid expenses	-	35
Supplier advances and deposits	246	171
Deferred transaction costs	-	29
	246	235
	$5,688	$1,968

8. INVENTORIES

As at	March 31, 2025	December 31, 2024
Stockpiled ore	$8,249	$6,645
Ore in-circuit	3,517	1,501
Heap leach ore	6,066	-
Finished metal	407	232
Supplies and spare parts	3,176	2,709
	21,415	11,087
Disclosed as non-current:
Stockpiled ore	8,471	7,651
Heap leach ore	2,669	-
Supplies and spare parts	1,725	2,060
	12,865	9,711

As at March 31, 2025, ore in-circuit, heap leach ore, finished metal and stockpiled ore was recorded at cost. As at December 31, 2024, ore in-circuit, finished metal and stockpiled ore was recorded at cost. During the three months ended March 31, 2025, no write downs were recorded (2024: $Nil).

During the year ended December 31, 2024, management reclassified supplies and spare parts as non-current assets if they were intended for use beyond a 12-month period.

9. GOLD STREAM DERIVATIVE ASSET

Gold stream derivative asset arises from the amended gold stream agreement the Company entered into with Sailfish Royalty Corp. ("Sailfish") (also refer to Note 12(b) and 15 (c)) in November 2018 whereby the Company received $1,096,051 (the "Gold Stream Advance") which was recorded as a credit to the mineral property. At that time, it was determined to be a disposition of mineral interest. In return for the Gold Stream Advance, the Company is required to deliver 4% of gold production to Sailfish and is to receive a payment at 25% of the market price of the gold delivered. Effectively the Company sold 4% of the gold mineralization relating to the mineral property and is being paid for services relating to the processes required to obtain the finished metal. As the price of gold is not closely related to the price of the services being provided, the contract to provide these services contains an embedded derivative that requires separation from the host contract.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The contract to deliver to Sailfish its 4% of gold production, in return for 25% of the market value of the gold delivered, contains an embedded derivative that was previously of minimal value. This derivative consists of a "swap" of the variable payment based on the price of gold for the fixed price implied by the contract. As at March 31, 2025, this derivative was determined to be an asset of $21,914 (December 31, 2024: $33,286) based on current spot and future gold prices, and projected deliveries under the contract, all of which is disclosed as a current asset in the statement of financial position.

For the three months ended March 31, 2025, the Company delivered a total of 17 (2024: 91) ounces of gold to Sailfish, pursuant to this agreement. In exchange the Company received $12,815 (2024: $48,509) and there was a loss in the change in fair value on the derivative of $11,372 for the three months ended March 31, 2025 (2024: gain of $9,584).

10. MINING INTEREST, PLANT AND EQUIPMENT

	San Albino Project	San Albino Plant	Exploration Projects	Moss Mine	Land & Building	Equipment	Right-of- use asset	Total
Cost
As at December 31, 2023	$18,987	$38,730	$765	$-	$5,635	$4,039	$353	$68,509
Additions	5,065	458	20	-	1,414	2,177	-	9,134
Acquisition Goldsource	-	-	37,655	-	281	121	-	38,057
Asset retirement obligation	684	40	18	-	-	-	-	742
Deferred stripping	5,887	-	-	-	-	-	-	5,887
Translation of foreign operation to presentation currency	-	-	(51)	-	-	-	-	(51)
As at December 31, 2024	$30,623	$39,228	$38,407	$-	$7,330	$6,337	$353	$122,278
Additions	1,809	106	-106	-	-	150	-	2,065
Acquisition Moss Mine	-	-	-	5,424	155	448	-	6,027
Asset retirement obligation	218	11	-	49	-	-	-	278
Deferred stripping	-	-	-	-	-	-	-	-
Translation of foreign operation to presentation currency	-	-	(25)	-	-	-	-	(25)
As at March 31, 2025	$32,650	$39,345	$38,382	$5,473	$7,485	$6,935	$353	$130,623

Accumulated depreciation
As at December 31, 2023	$18,830	$26,361	$-	$-	$185	$2,484	$117	$47,977
Depreciation	395	3,135	-	-	64	856	89	4,539
As at December 31, 2024	$19,225	$29,496	$-	$-	$249	$3,340	$206	$52,516
Depreciation	1,295	813	-	-	20	272	22	2,422
As at March 31, 2025	$20,520	$30,309	$-	$-	$269	$3,612	$228	$54,938
Net book value as at December 31, 2023	$157	$12,369	$765	$-	$5,450	$1,555	$236	$20,532
Net book value as at December 31, 2024	$11,398	$9,732	$38,407	$-	$7,081	$2,997	$147	$69,762
Net book value as at March 31, 2025	$12,130	$9,036	$38,382	$5,473	$7,216	$3,323	$125	$75,685

  (a) Exploration projects in Nicaragua are Potrerillos at $645,000 and El Jicaro at $120,000.

13 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b) Exploration projects in Guyana are the Eagle Mountain Project at $37,685,000 acquired on acquisition of Goldsource.

On September 30, 2024, the Guyana Geology and Mines Commission granted a prospecting license on the Eagle Mountain Project to the Company's subsidiary, Stronghold, for a three-year term. As part of the prospecting license application, the Company is obliged to spend, by December 31, 2025, a minimum of $2,560,000 on the execution of the work program of the prospecting license.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	March 31, 2025	December 31, 2024
Accounts payable and accrued liabilities	$10,104	$10,043
Lease liability (Note 12 (a))	97	97
Income taxes payable	2,435	4,346
Due to related parties (Note 16 (a)&(b))	154	312
Total current liabilities	$12,790	$14,798

Non-current liability
Lease liability (Note 12 (a))	45	69
Accrued liabilities (Note 12 (b))	1,157	1,096
Total non-current liabilities	1,202	1,165
Total accounts payable and accrued liabilities	$13,992	$15,963

 (a) Lease liability

As at	March 31, 2025	December 31, 2024
Opening balance	$166	$256
Lease payments made	(26)	(103)
Finance charges	2	13
Closing balance	142	166
Less: current portion	(97)	(97)
	$45	$69

The lease liability was discounted at a discount rate of 6%.

$
Total lease payments payable for the next twelve months	105
Total lease payments payable for the next 1-3 years	44

(b) Severance Obligation

Non-current accrued liabilities as at March 31, 2025, include severance obligation for employees at the Company's operations in Nicaragua of $ 944,111 (December 31, 2024: $878,260). The severance is computed based on the years of service at the last salary of employment. Employees that work six years or more have a maximum benefit of five months' salary. The calculation is in line with labor regulations in Nicaragua.

14 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

12. TERM LOANS AND DERIVATIVE LIABILITIES

As at	Wexford Loan	Wexford Bridge Loan	Sailfish Silver Loan Derivative Liability	Total
	(Note 12 (a))		(Note 12 (b))
Balance, December 31, 2023	$6,287		$-$4,381	$10,668
Liability assumed on acquisition of Goldsource	-		1,506	1,506
Extinguishment of the original financial liability and replacement with the Revised Wexford Loan	(2,087)	-	-	(2,087)
Remeasurement loss from change in timing of cash flows	483	-	-	483
Accretion and accrued interest	754	8	-	762
Repayments	(314)	(1,514)	-	(1,828)
Cost to deliver 162,000 oz of silver	-	-	(4,622)	(4,622)
Fair value adjustment	-	-	1,727	1,727
Balance, December 31, 2024	$5,123	$-	$1,486	$6,609
Accretion and accrued interest	221	-	-	221
Repayments	(317)	-	-	(317)
Cost to deliver 40,500 oz of silver	-	-	(1,300)	(1,300)
Fair value adjustment	-	-	269	269
Balance, March 31, 2025	$5,027		$-$455	$5,482
Disclosed as follows as at March 31, 2025:
Current liabilities	$155		$-$455	$610
Non-current liabilities	4,872		--	4,872
	$5,027		$-$455	$5,482

(a) Wexford Loan and Revised Wexford Loan

On March 27, 2024, the Company entered into an eighth amending agreement for the Wexford Loan wherein the Company and the Wexford Catalyst Trading Limited, Wexford Spectrum Trading Limited, Debello Trading Limited and Wexford Focused Trading Limited (collectively, the "Lenders") agreed to further extend the maturity date from March 31, 2025 to March 31, 2029 and to transfer the existing facility comprised of accrued interest and cash bonus interest into a new term loan with a balance of $6,287,872. The new loan accrues interest at a rate of 10% per annum compounded semi-annually and matures on March 31, 2029. Due to the substantial modification of the terms of the agreement, management accounted for this transaction as an extinguishment of the original financial liability and replacement with a new financial liability (the "Revised Wexford Loan").

The Company used an effective interest rate of 18%, the estimated market interest rate for non-related parties based on comparable debt when valuing the Revised Wexford Loan upon initial recognition and assumed the accrued interest and principal would be paid at maturity. As a result, the Company recorded a capital contribution from a related party of $2,088,329 directly in contributed surplus during the year ended December 31, 2024, arising from the difference between the actual rate and the estimated market rate. The Revised Wexford Loan is measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

15 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

At December 31, 2024, the Company changed its estimated timing of cash flows with respect to the Revised Wexford Loan and expects to make interest payments on a semi-annual basis over the remaining term of the agreement. As a result, the Company recalculated the gross carrying amount of the liability and recognized a remeasurement loss of $482,736.

On January 2, 2025, an interest payment of $316,978 was made on the Revised Wexford Loan.

During the three months ended March 31, 2025, the Company recorded $221,453 of accretion and accrued interest on the Revised Wexford Loan all of which has been expensed.

During the three months ended March 31, 2024, the Company recorded $84,009 of accrued interest and $1,944 cash bonus interest, representing the change in gold price associated with 321 ounces of gold, on the Wexford Loan all of which has been expensed.

(b) Sailfish Silver Loan Derivative Liability

On May 24, 2023, the Company entered into an agreement with Sailfish, whereby Sailfish advanced $6,000,000 (received, May 25, 2023) for the delivery of a fixed number of ounces of silver (13,500), on the last day of the month or the gold equivalent, for a period of 24 months ("Silver Loan"). Interest on the Silver Loan is accrued at US Prime (8.25%) plus four percent per annum, calculated daily on undelivered ounces when due. Sailfish also has the option, exercisable after 12 months from entering the Silver Loan, to purchase all remaining future silver production from the Company's San Albino-Murra concession for an additional $1,000,000. Refer to Note 22 (a).

The Company determined that the stream obligation is a derivative liability, and as such, the stream obligation is recorded at FVTPL at each statement of financial position date.

The fair value of the stream obligation was valued using a discounted cash flow model. The significant assumptions developed by management used in the model included: the silver forward price curve and a discount rate of 32.16%.

During the three months ended March 31, 2025, the Company delivered three installments (2024: three) totaling 40,500 (2024: 40,500) ounces of silver.

During the three months ended March 31, 2025, a change in the fair value of the Silver Loan of $269,332 (2024: $374,840) was recorded in change in fair value of derivative liability in the statement of income and comprehensive income.

As at March 31, 2025, there is one remaining installment owed by the Company totaling 13,500 ounces of silver. Refer to Note 22(a).

16 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

13. RECLAMATION AND REHABILITATION OBLIGATIONS ("ARO")

	San Albino Project	Eagle Mountain Project	Moss Mine	La Trinidad Mine	Total
Balance, December 31, 2023	$2,198	$-	$-	$866	$3,064
Liability acquired on acquisition of Goldsource	-	1,265	-	-	1,265
Cash outflows for reclamation and rehabilitation activities	(4)	-	-	-	(4)
Changes in estimate	725	(13)	-	-	712
Accretion expense	130	64	-	-	194
Liability extinguished	-	-	-	(866)	(866)
Translation of foreign operation to presentation currency	-	(2)	-	-	(2)
Balance, December 31, 2024	$3,049	$1,314	$-	$-	$4,363
Liability acquired on acquisition of Moss Mine	-	-	14,260	-	14,260
Changes in estimate	230	(25)	48	-	253
Accretion expense	33	16	7	-	56
Balance, March 31, 2025	$3,312	$1,305	$14,315	$-	$18,932

(a) The Company has recognized closure and reclamation liabilities relating to the San Albino Project, the Eagle Mountain Project and to the Moss Mine and has determined that no significant closure and reclamation liabilities exist in connection with the activities on its other properties. The Company has calculated the present value of the closure and reclamation provision as at March 31, 2025, using the undiscounted estimate of cash outflows associated with reclamation activities as $21,333,948 (December 31, 2024: $4,984,343), with $3,648,317 (December 31, 2024: $3,533,274) associated to the San Albino Project, with $1,481,069 (December 31, 2024: $1,451,069) associated to the Eagle Mountain Project and with $16,204,562 associated to the Moss Mine. The provision was determined using discount rates ranging between 3.89% - 5.00% (December 31, 2024: 4.25% - 5.00%) and an inflation rate ranging between 2.50% and 2.54% (December 31, 2024: ranging between 2.46% and 2.50%).

(b) Extinguishment of La Trinidad Mine ARO

On February 15, 2024, the Company entered into an agreement with GR Silver Mines Ltd. ("GR Silver") to settle all liabilities and responsibilities, including but not limited to the reclamation and rehabilitation obligations, of the Company, related to the sale of the Company's Mexican operations to GR Silver in March 2021 ("Settlement and Release Agreement").

Pursuant to the terms of the Settlement and Release Agreement, the Company made a cash payment of $500,000 to GR Silver and issued 296,710 common shares of the Company for a total payment of $960,000. A loss of $94,077 on the disposition of the liability was recognized in the statement of income and comprehensive income for the three months ended March 31, 2024.

14. SHARE CAPITAL

(a) Authorized - Unlimited number of common shares, without par value.

(b) Issued

(i) On November 19, 2024, the Company commenced a normal course issuer bid ("NCIB-2025") whereby the Company intends to purchase up to an aggregate of 3,956,485 common shares of the Company, representing 5% of the common shares issued and outstanding as of that date. Purchases under the NCIB-2025 will end no later than November 18, 2025.

17 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

During the three months ended March 31, 2025, the Company purchased 534,800 common shares of the Company, under the NCIB-2025 for $1,357,043 (C$1,954,531) and allocated

$608,449 (C$876,129) to deficit. These common shares were cancelled. Refer to Note 22 (c).

(ii) During the three months ended March 31, 2025, 162,100 common shares of the Company were issued on the exercise of 162,100 share options with a weighted average exercise price of C$2.83 per option for gross proceeds of $322,324 (C$459,145). The fair value of $234,512 (C$307,144) was transferred from contributed surplus to share capital. The weighted average share price at the date of exercise was C$3.81.

(iii) During the three months ended March 31, 2025, 420,907 common shares of the Company were issued on the exercise of 420,907 warrants with a weighted average exercise price of C$2.50 per option for gross proceeds of $732,794 (C$1,052,268). The fair value of $361,783 (C$486,177) was transferred from contributed surplus to share capital. The weighted average share price at the date of exercise was C$4.00.

(c) Share options

	For the three months ended March 31, 2025		For the year ended December 31, 2024
	Number of options	WAEP	Number of options	WAEP
Opening balance	1,805,050	C$2.83	3,736,504	C$2.62
Granted	-	-	200,000	3.31
Mako replacement options on acquisition of Goldsource	-	-	1,181,950	2.49
Exercised	(162,100)	C$2.83	(1,767,853)	1.95
Forfeited	-	-	(45,000)	2.13
Expired	-	-	(1,500,551)	3.18
Ending balance	1,642,950	C$2.50	1,805,050	C$2.83
Options exercisable	1,284,616	C$2.90	1,429,217	C$2.88
Weighted average remaining contractual life (in years)	2.43		2.77

WAEP = Weighted average exercise price

During the three months ended March 31, 2025, the Company recorded share-based payments expense of $55,891 (2024: $75,802), all of which is included in general and administrative expenses. Also refer to Note 22 (c).

(d) Restricted share units ("RSU")

During the three months ended March 31, 2025, total share-based compensation relating to RSUs was $60,354 (2024: $82,232), of which all is included in general and administrative expenses.

As at March 31, 2025, there were 586,985 (December 31, 2024 - 586,985) RSUs outstanding. Refer to Note 22 (c).

18 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(e) Deferred share units ("DSU")

For the three months ended March 31, 2025, total share-based compensation relating to DSUs was $31,248 (2024: $41,379), of which all is included in general and administrative expenses.

At March 31, 2025, there were 315,640 (December 31, 2024: 315,640) DSUs outstanding. Refer to Note 22 (c).

(f) Warrants

	For the three months ended March 31, 2025		For the year ended December 31, 2024
	Number of warrants	WAEP	Number of warrants	WAEP
Opening balance	837,807	C$2.50	-	C$-
Mako replacement warrants on acquisition of Goldsource	-	-	841,503	2.50
Exercised	(420,907)	2.50	(3,696)	2.50
Ending balance	416,900	C$2.50	837,807	C$2.50
Weighted average remaining contractual life (in years)	0.13		0.38

WAEP = Weighted average exercise price

Warrants expire on May 19, 2025. Refer to Note 22 (b).

15. RELATED PARTY TRANSACTIONS

(a) Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

For the three months ended	March 31, 2025	March 31, 2024
Director fees	$104	$57
Salaries, consulting and management fees	209	212
Share-based compensation	85	195
Total	$398	$464

As at	March 31, 2025	December 31, 2024
Amount included in accounts payable and accrued liabilities	$154	$303

In November 2024, a special committee of three directors was established to oversee a potential acquisition. Each director on the committee receives a monthly fee of $4,000, while the chair receives $5,000 per month.

19 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b) Tes-Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the three months ended March 31, 2025, the Company expensed fees relating to consulting services of $1,498 (2024: $501), reclamation and rehabilitation expenses of $nil (2024: $Nil) and $29,835 (2024: 6,265) in general office expenses. Amounts payable to Tes-Oro as at March31, 2025, were $3,745 (December 31, 2024: $9,397).

(c) Sailfish Royalty Corp. ("Sailfish")

Sailfish is a publicly traded company related by common shareholders, and a director. In addition to the Sailfish Loan and the Sailfish Silver Loan (Note 12 (b)), during the three months ended March 31, 2025, the Company's subsidiary Nicoz had the following transactions with Sailfish:

Gold stream sales

i. Nicoz received advances of $Nil (2024: $151,563) for the purchase of gold ounces.

ii. Nicoz sold 17 (2024: 91) ounces of gold to Sailfish for $468,218 (2024: $48,509) of which $12,815 (2024: $48,344) is recorded as production services revenue and $11,372 (2024: gain of $9,584) is included in the loss on gold stream derivative asset disclosed in the consolidated statement of income and comprehensive income.

As at March 31, 2025, a balance of $12,815 was receivable from Sailfish and is included in receivables (December 31, 2024 -$69,698).

Royalty fee
Sailfish is entitled to a two percent net smelter royalty of the production of all gold and silver ounces, excluding the area of interest, as defined in the amended gold stream agreement entered into in November 2018 (refer to Note 9).

During the three months ended March 31, 2025, a royalty fee of $535,923 (2024: $161,831) was payable to Sailfish and is included in production costs in the consolidated statement of income and comprehensible income.

During the three months ended March 31, 2025, Nicoz offset $69,698 (2024: $Nil) in royalty fees payable to Sailfish against the gold stream sales owed by Sailfish.

As at March 31, 2025, a balance of $535,923 (December 31, 2024: $432,870) was payable to Sailfish and is included in accounts payable and accrued liabilities.

(d) Wexford LP. ("Wexford")

Wexford is the Company's controlling shareholder. On March 27, 2025, the Company acquired the Moss mine from Wexford EGA, an entity owned by Wexford. Refer to Note 6.

16. SEGMENTED INFORMATION

Reportable segments are consistent with the geographic regions in which the Company's projects are located. In determining the Company's segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company's mining operations share similar economic, operational and regulatory characteristics. The Company considers its San Albino Project in Nicaragua, its Moss Mine in Arizona, United States and its Eagle Mountain Project in Guyana as its reportable segments. The corporate headquarters include operations in Canada and the United States and is presented for reconciliation purposes.

20 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

For the three months ended March 31, 2025 and 2024, the Company's principal product was gold sold to refineries at spot market prices by the Company's subsidiaries.

The Company's segments are summarized as follows:

	Guyana $	Nicaragua $	Arizona, USA $	Total Operating Segments $	Corporate Headquarters $	Total $
For the three months ended March 31, 2025:
Revenue	-	28,601	3,187	31,788	-	31,788
Production costs	-	(10,244)	(3,160)	(13,404)	-	(13,404)
Depreciation, depletion and amortization	-	(1,601)	-	(1,601)	-	(1,601)
Cost of sales	-	(11,845)	(3,160)	(15,005)	-	(15,005)
Exploration and evaluation expenses	(1,037)	(493)	-	(1,530)	-	(1,530)

For the three months ended March 31, 2024:
Revenue	-	19,211	-	19,211	-	19,211
Production costs	-	(7,950)	-	(7,950)	-	(7,950)
Depreciation, depletion and amortization	-	(2,198)	-	(2,198)	-	(2,198)
Cost of sales	-	(10,148)	-	(10,148)	-	(10,148)
Exploration and evaluation expenses	-	(696)	-	(696)	-	(696)

As at March 31, 2025:
Exploration projects	37,617	765	-	38,382	-	38,382
Land and building	266	6,789	155	7,2101	6	7,216
Equipment	186	2,675	448	3,309	14	3,323
Right-of-use asset	-	-	-	-	125	125
Mineral property and plant	-	21,166	5,473	26,639	-	26,639
Total non-current assets	38,069	31,395	6,076	75,540	145	75,685

As at December 31, 2024:
Exploration projects	37,641	766	-	38,407	-	38,407
Land and building	271	6,804	-	7,075	6	7,081
Equipment	200	2,780	-	2,980	17	2,997
Right-of-use asset	-	-	-	-	147	147
Mineral property and plant	-	21,130	-	21,130	-	21,130
Total non-current assets	38,112	31,480	-	69,592	170	69,762

21 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

17. SUPPLEMENTARY CASH FLOW INFORMATION

For the three months ended	March 31, 2025	March 31, 2024
Changes in non-cash working capital:
Change in receivables	$(3,302)	$(2,680)
Change in inventories	(1,957)	(1,298)
Change in prepaid expenses, and other	(17)	144
Change in accounts payable and accrued liabilities	(696)	487
Change in due to related parties	(158)	63
	$(6,130)	$(3,284)
The significant non-cash financing and investing transactions:
Repayment of Sailfish Silver Loan (non-cash)	$401	$136
Change in current liabilities relating to mining interest expenditures	(189)	130

18. GENERAL AND ADMINISTRATIVE EXPENSES

For the three months ended	March 31, 2025	March 31, 2024
Accounting and legal	$113	$255
Consulting fees	15	10
Directors' fees	104	57
Depreciation	36	28
General office expenses	77	45
Insurance	120	113
Investor relations and communications	48	63
Rent	8	2
Salaries and benefits	885	873
Stock-based compensation	147	247
Telephone and IT services	58	36
Transfer agent fees and regulatory fees	32	31
Travel	54	34
Withholding taxes on Term Loans	4	-
	$1,701	$1,794

 19. ACCRETION AND INTEREST EXPENSE

For the three months ended	March 31,	March 31,
	2025	2024
Accretion on asset retirement obligation (Note 13)	$56	$29
Accretion on Wexford Loan (Note 12 (a))	66	-
Interest expense - Wexford Loan (Note 12 (a))	155	98
Interest expense - other	5	4
	$282	$131

22 | Page

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

20. FINANCIAL INSTRUMENTS AND LIQUIDITY RISK

Financial Instruments measured at fair value are classified into one of three levels using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, receivables, accounts payable and the Term Loans and derivative liabilities. The carrying values of cash and cash equivalents, receivable and accounts payable approximate fair value because of the short-term nature of these instruments or capacity of prompt liquidation. The Revised Wexford Loan is carried at amortized cost. The Sailfish Silver Loan derivative liability is carried at fair value determined by using a discounted cash flow model (refer to Note 12 (b)).

The Company's derivative asset and liability is measured using level 3 inputs.

During the three months ended March 31, 2025, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The Company's maximum exposure to credit risk is the amount disclosed in the consolidated statements of financial position.

Credit risk associated with cash and cash equivalents is minimized by placing the majority of these instruments with major financial institutions with strong investment-grade ratings as determined by a primary ratings agency.

Credit risk associated with trade receivables is managed by dealing with reputable international metals trading companies. The Company assesses and monitors risk by performing an aging analysis of its trade receivables.

Liquidity risk
Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities as they fall due. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on a regular basis. The Company's objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

Based on the Company's forecasted cash flows and the current working capital, the Company estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the next twelve months.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The following are the contractual maturities of financial liabilities:

At March 31, 2025	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	13,992	13,992	12,790	259	-	943
Term loans and derivative	5,482	5,482	610	-	-	4,872
Total	19,474	19,474	13,400	259	-	5,815

The Contingent Consideration described in Note 6(b) may also become due within one year.

Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risk: price risk, interest rate risk and currency risk.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for silver. Commodity price risks are affected by many factors that are outside the Company's control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Sailfish Silver Loan. A 5% change in the market price of silver would change the derivative liabilities by approximately $23,000.

Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risk on cash is considered insignificant due to the low interest rates in the current economic environment and short-term nature of its holdings and as such the Company does not take any actions to manage interest rate risk. The interest rate on the Term Loan is fixed at 10% per annum.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign currency exchange rates.

The Company's currency risk primarily arises from financial instruments denominated in US dollars that are held by Mako and Goldsource, as their functional currency is the Canadian dollar and that are held by Stronghold, as their functional currency is the Guyanese dollar. Conversely for the Company's subsidiaries whose functional currency is the US dollar, currency risk primarily arises from financial instruments denominated in Nicaraguan córdoba that are held at the subsidiary company level. As at December 31, 2024, a 5% change in the exchange rate between the Canadian dollar and the U.S. dollar would result in a net impact of approximately $27,000 and a 5% change in the exchange rate between the Guyanese dollar and the U.S. dollar would result in a net impact of approximately $11,000. Effective January 1, 2024, the exchange rate between the Nicaraguan córdoba and the U.S. dollar has been fixed by the Central Bank of Nicaragua. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a hedging program or any other programs to manage currency risk.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
All tabular amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

21. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company's funding requirements are based on cash forecasts.

In order to maintain or adjust the capital structure, the Company may issue new shares, debt and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

22. EVENTS AFTER THE REPORTING PERIOD

(a) Sailfish Silver Loan

The Company delivered the final installment of 13,500 ounces of silver on the Sailfish Silver Loan.

Sailfish exercised its option to purchase all refined silver produced from the Company's San Albino mine for an additional payment of $1,000,000 (payment received on April 28, 2025).

Under the terms of the agreement, the Company will deliver all refined silver produced at the San Albino mine to Sailfish on a last business day of each month. The deliveries will continue until such time as the production of the refined silver is no longer economically viable, as mutually determined by both parties.

(b) Equity transactions

i. On April 18, 2025, the Company granted 740,000 stock options to certain directors, officers, employees and consultants of the Company. Each stock option is exercisable at a price of C$4.47 for one common share in the Company for a period of five years vesting in four equal installments over a period of four years, with the first 25% vesting on April 18, 2026.

The Company also granted 502,785 RSUs to officers of the Company. Each RSUs will vest one-third on December 15, 2026, one-third on December 15, 2027 and one-third on December 15, 2028. Once vested, each RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.

The Company also granted 145,000 DSUs to officers of the Company. Each DSU will vest on the director's termination of service and is exercisable into one common share entitling the holder to receive the common share for no additional consideration or receive the cash equivalent or a combination thereof.

ii. 138,100 common shares were issued on the exercise of 138,100 stock options with a weighted average exercise price of C$3.40 per common share for gross proceeds of $338,430 (C$468,915).

iii. 372,900 warrants were exercised with an exercise price of C$2.50 per warrant for gross proceeds of $732,794 (C$932,250).

iv. On May 19, 2025, 44,000 warrants with an exercise price of C$2.50 expired unexercised.

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